UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
SapientX Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       April 6, 2016

Physical address of issuer
4600 Smith Grade, Santa Cruz, CA 95060

Website of issuer
http://www.sapientx.com/

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$265,057	$132,230
Cash & Cash Equivalents	$227,917	$17
Accounts Receivable	$0	$22,740
Short-term Debt	$117,439	$93,387
Long-term Debt	$0	$0
Revenues/Sales	$41,010	$53,490
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(254,785)	$(92,401)

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2019

SapientX Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

SapientX Inc. is a Delaware C-Corporation, formed on April 6, 2016. The Company is located at 4600 Smith Grade, Santa Cruz, CA 95060.

The Company is located at 4600 Smith Grade, Santa Cruz, CA 95060.

The Company's website is http://www.sapientx.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

SapientX faces competition from other companies in the Voice AI space. Existing companies that engage in the Voice AI space could introduce new or enhance existing products. If SapientX is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact SapientX's growth. Companies such as Amazon have products such as Alexa that could license the technology to a number of SapientX's competitors. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

SapientX's expenses may increase as they seek to execute its current business model. Although the company has kept historical burn to a minimum, as they ramp up execution with new clients and beta testing, their expenses could increase which would ramp up its cash burn after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company forecasts project it obtaining a large number of prospects in a short amount of time. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

SapientX is targeting a new and unproven segment within the Voice AI Market, which introduces unknowns. The Company plans to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Despite running paid demos, SapientX remains "pre revenue" without long term contracts. They will need to execute on these contracts quickly to maintain and grow the business. The Company may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company depends on a limited number of customers for a substantial majority of its revenue. As of January 31, 2018, all revenue recognized was from two customers. At January 31, 2018, all accounts receivable were from one customer. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has incurred losses from inception of approximately $445,603 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS
Description of the Business
Siri and Alexa helped introduce the world to talking products. Unfortunately, there was a lot they didn't understand, they forced users to learn commands, they required an Internet connection, and they collected sensitive user data. Many companies, who wanted to voice enable their products, saw these drawbacks as show stoppers. These

companies want a voice A.I. product that that can integrate with their own products and will be driven by their needs--not the needs of an ad serving network. We are here to supply that product and fill that need.

SapientX is white-label software that began with the notion that you should be able to speak conversationally to your technology without having to use commands. We understand context, emotion, complex sentences and we learn about a user's preferences to better serve them. We can run on devices as small as a wrist watch and we can work with or without an Internet connection. We respect the privacy of our users' data and do not profile them for targeted advertising. Our optional avatars can increase user satisfaction and trust scores.

Our team is busy helping our first customers add SapientX A.I. software to their cars and consumer products. We have a variety of companies in our pipeline, from electronics companies, automotive companies, robotics companies, and navigation companies.

Business Plan
Product
SapientX is white-label software designed to be embedded in our customers products to add a conversational voice and intelligence. We are working with our first customers to develop prototypes for user testing prior to product launch. We are developing authoring tools and an SDK to empower our customers and allow us to focus on product licensing so that we can scale SapientX. We are focusing on customers within the "Home to Car to Office" experience chain. This includes smart home work with a leading electronics company and automotive work with Mitsubishi.

Technology
SapientX's technology began 15 years ago, with millions of dollars of government and private R&D funding. Our current technology is based on computational linguistics pattern and concept matching techniques inspired by Carnegie Mellon's Scone program. This technology has been used by our Chief Scientist, Bruce Wilcox, to win the Loebner Prize Turing Test four times.

Conversational A.I. is hard... we have been at it for 15 years. We ran a test to evaluate the conversational ability of our AI Platform and found that our system out performed other platforms in accuracy and relevancy. We believe this is because we were designed from the ground up to support normal conversation, rather than commands, and in part because we have not followed the pack in A.I. architecture.

We also have advanced features, such as understanding emotion and user sentiment, comprehending context, handling complex, multi-part sentences and remembering user preferences and prior conversations. We feature high resolution avatars that we believe lead to higher user trust and satisfaction scores. Our team is continuing to work on a new generation of exciting technology advances.

Business
Our revenue model adapts to the norms of the industries that we work in. Typically, we license our software on a per unit basis with recurring revenue for updates, customization, user testing and support. We offer SapientX on a monthly SaaS basis for our smart home customers.

Our automotive sales approach includes aggressive interaction with car companies, their R&D centers and their Tier 1 suppliers. Sales cycles are 2-3 years with paid prototyping and user testing in the interim. We have positioned ourselves as thought leaders, regularly circulating white papers on emerging topics and by speaking at conferences and trade shows. With funding, we plan to exhibit at trade shows several times each year and to open sales offices in Detroit, Munich and Japan to better serve our customers. We will also use part of our funding to develop support for Japanese (already in beta), German, French and Spanish roughly doubling our market reach.

Our consumer electronics sales approach is based on a combination of focused marketing and direct engagement. We are keying on the SmartHome and Mobile markets. Unpaid prototyping, on the customers hardware, is normal. Sales cycles can be as short as two months.

The Company's Products and/or Services

Product / Service	Description	Current Market
AI Software	White-label, conversation A.I. software for companies that want to add voice and intelligence to their products.	Customers include consumer electronics and automotive companies

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are companies that want to add voice and intelligence to their products, including consumer electronics and automotive companies

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87063336	Computer software for creating searchable databases of information and data.	ALFI	June 7, 2016	1A	United States

Litigation

None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David Colleen	Co-Founder and CEO	- SapientX, CEO, April 2016-present: Company Management, leading Company's operations and strategy - Planet 9 Studios, CEO, 1991-present: leading development of Company's short- and long-term strategy

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,600,000	Common stockholders are entitled to one vote per share of common stock held.	N/A	90.75%	N/A
Series Seed Preferred Sock	163,150	Yes	N/A	9.25%	See Below

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Shareholder advances		$92,646	N/A	N/A	N/A	N/A	N/A

Ownership
A majority of the Company is owned by one person. That person is Planet 9 Studios, Inc..

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Planet 9 Studios, Inc.	Common Stock	80%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were not audited by a CPA.

Operations
SapientX Inc. ("the Company") is a Delaware C-corporation that was founded on April 6, 2016, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform, and works with or without an internet connection.

The Company's MVP was completed in 2016 and was released publicly for beta testing to improve it. In 2017, it added support for Android and iOS and published its API. In 2018, the Company launched its automotive beta under development funding from Mitsubishi . This year, the Company intends to continue to develop its home and Linux auto products, complete its SDK and tools and to initiate support for new languages such as Japanese, Spanish and French.

The Company has incurred losses from inception of $445,603. In particular, the Company earned $41,010 in revenue for the FYE January 31, 2019 and accrued expenses of $295,795, resulting in a net loss of $98,417. The Company earned $53,490 in revenue for the FYE January 31, 2018 and accrued expenses of $145,891, resulting in a net loss of $92,401.

Liquidity and Capital Resources
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At January 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed Preferred Stock	December 2018	Regulation D 506(c) and Regulation CF	Series Seed Preferred Stock	163,150 shares*	Working capital, general expenses, infrastructure

*Reflects a total raise amount of 155,382 shares of Series Seed Preferred Stock at $2,50 per share, plus an additional 7,768 shares issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round.

Classes of securities of the Company
Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Seed Preferred Stock

Rights and Preferences
None

Seed Preferred Stock

Dividend Rights
Holders of Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Seed Preferred Stock is outstanding, holders of Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Seed Preferred Stock.

The Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Seed Preferred Stock Investment Agreement
Under the Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who$ are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During 2019 and 2018, cash was advanced to the Company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At January 31, 2019 and 2018, shareholder advances outstanding were $92,646 and $93,387, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

/s/David Colleen
_____
(Signature)

David Colleen
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Planet 9 Studios, Inc.
_____
(Signature)

David Colleen
_____
(Name)

Director
_____
(Title)

4/29/2019
_____
(Date)

/s/David Colleen
_____
(Signature)

David Colleen
_____
(Name)

Director
_____
(Title)

4/29/2019
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SAPIENTX INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

January 31, 2019 and 2018

SAPIENTX, INC.

Years Ended January 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of SapientX Inc.

We have reviewed the accompanying financial statements of SapientX Inc. ("the Company"), which comprise the balance sheets as of January 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
April 17, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

SAPIENTX INC.

BALANCE SHEETS

January 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 227,917	$ 17
Accounts receivable, net	-	22,740
Total current assets	227,917	22,757
Intangible assets, net	37,140	109,473
Total assets	$ 265,057	$ 132,230
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 24,793	$ -
Advance from shareholder	92,646	93,387
Total current liabilities	117,439	93,387
Total liabilities	117,439	93,387
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, $2.50 par value 163,150 and 0 shares issued and outstanding at January 31, 2019 and 2018, respectively	407,875	-
Common stock, $0.01 par value 1,600,000 and 1,600,000 shares issued and outstanding at both January 31, 2019 and 2018, respectively	16,000	16,000
Additional paid-in capital	169,346	213,661
Accumulated deficit	(445,603)	(190,818)
Total stockholders' equity	147,618	38,843
Total liabilities and stockholders' equity	$ 265,057	$ 132,230

See accountants' review report and accompanying notes to the financial statements.

SAPIENTX INC.

STATEMENTS OF OPERATIONS

For the Years Ended January 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue	$ 41,010	$ 53,490
Operating expenses		
Programming and development	102,790	45,395
Amortization expense	72,333	72,333
Wages and related expense	46,152	8,836
Operating	32,529	10,886
Professional fees	25,415	3,728
General and administrative expense	16,576	4,713
Total operating expenses	295,795	145,891
Net loss before income taxes	(254,785)	(92,401)
Provision for income taxes	-	-
Net loss	$ (254,785)	$ (92,401)
Loss per common share - basic and diluted	$ (0.16)	$ (0.06)
Weighted average number of common shares outstanding -basic and diluted	1,600,000	1,600,000

See accountants' review report and accompanying notes to the financial statements.

SAPIENTX INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended Janaury 31, 2019 and 2018
(unaudited)

| | Preferred Stock | | Common Stock | | Additional | Accumulated | Total |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Stockholders' Equity
Balance on January 31, 2017	-	$ -	1,600,000	$ 16,000	$ 211,553	$ (98,417)	$ 129,136
Stock options issued for services					2,108		2,108
Net loss						(92,401)	(92,401)
Balance on January 31, 2018	-	-	1,600,000	16,000	213,661	(190,818)	38,843
Issuance of preferred stock for cash	163,150	407,875			(58,554)		349,321
Stock options issued for services					14,239		14,239
Net loss						(254,785)	(254,785)
Balance on January 31, 2019	163,150	$ 407,875	1,600,000	$ 16,000	169,346	$ (445,603)	$ 147,618

See accountants' review report and accompanying notes to the financial statements.

4

SAPIENTX INC.
STATEMENTS OF CASH FLOWS
For the Years Ended January 31, 2019 and 2018
(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (254,785)	$ (92,401)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization expense	72,333	72,333
Stock-based compensation	14,239	2,108
Changes in operating assets and liabilities:		
Accounts receivable	22,740	(22,740)
Accounts payable	24,793	-
Net cash used by operating activities	(120,680)	(40,700)
Cash flows from financing activities		
Proceeds from issuance of preferred stock	349,321	-
Proceeds from shareholder advances	-	36,554
Payments to shareholder advances	(741)	-
Net cash provided by financing activities	348,580	36,554
Net increase (decrease) in cash and cash equivalents	227,900	(4,146)
Cash and cash equivalents, beginning	17	4,163
Cash and cash equivalents, ending	$ 227,917	$ 17
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SapientX Inc. ("the Company") is a Delaware C-corporation that was founded on April 6, 2016, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform and works with or without an internet connection.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is January 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Stock options issued by the Company during the years ended January 31, 2019 and 2018 were valued using quoted prices of similar assets in active markets, and therefore, are classified as Level 2 measurement in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, equity securities measured at fair value on a nonrecurring basis:

	January 31, 2019			
	Level 1	Level 2	Level 3	Total
Stock compensation:				
Options	$ -	$ 14,239	$ -	$ 14,239
	$ -	$ 14,239	$ -	$ 14,239

	January 31, 2018			
	Level 1	Level 2	Level 3	Total
Stock compensation:				
Options	$ -	$ 2,108	$ -	$ 2,108
	$ -	$ 2,108	$ -	$ 2,108

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At January 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. At January 31, 2019 and 2018, no allowance for doubtful accounts was considered necessary.

Software

Externally developed software purchased by the Company is recorded at cost. Amortization is expensed over the useful lives of the related assets using the straight-line method over a useful life of three years. Any additions or improvements are recorded pursuant to ASC Section 985: *Software.* The Company reviews the recoverability of externally purchased software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at January 31, 2019 and 2018.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at January 31, 2019 or 2018.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended January 31, 2019 and 2018, the Company recognized $6,068 and $2,522 in advertising costs, respectively which is recorded under "General and administrative" expenses on the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and the State of Delaware, which both have a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the U.S. government enacted the Tax Cuts and Jobs Act tax reform legislation (the Tax Act), which among other matters reduced the U.S. corporate income tax rate from 35 percent to 21 percent effective January 1, 2018.

As a result of the rate reduction, the Company has reduced the deferred tax asset balance as of January 31, 2019 commensurate with the decrease in applicable tax rate. Due to the Company's full valuation allowance position, there was no net impact on the Company's income tax provision as of January 31, 2019, as the reduction in the deferred tax asset balance was fully offset by a corresponding decrease in the valuation allowance.

The Company currently has a tax net operating loss (NOL) of $445,603 for which it may receive future tax benefits. However, as of January 31, 2019, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for nonpublic companies for fiscal years beginning after December 15, 2019 and interim periods in fiscal years beginning after December 15, 2020, with early adoption permitted. The Company has evaluated the impact of this accounting standard update and noted that it has had no material impact.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 17, 2019, the date these financial statements were available to be issued.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $445,603 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at January 31:

	2019	2018
Software	$ 214,000	$ 214,000
Trademark	10,000	10,000
	224,000	224,000
Accumulated ammortization	(186,860)	(114,527)
Intangible assets, net	$ 37,140	$ 109,473

Amortization expense for both years ended January 31, 2019 and 2018, was $72,333.

NOTE 4 – SHAREHOLDER ADVANCES

During 2019 and 2018, cash was advanced to the Company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At January 31, 2019 and 2018, shareholder advances outstanding were $92,646 and $93,387, respectively.

NOTE 5 – COMMON STOCK

The Company has 2,630,000, $0.01 par value, common shares authorized at January 31, 2019 and 2018. At January 31, 2019 and 2018, there were issued and outstanding common shares of 1,600,000.

NOTE 6 – PREFERRED STOCK

The Company has 630,000, $2.50 par value, Series Seed Preferred Stock authorized at January 31, 2019 and 2018. At January 31, 2019 and 2018, there were issued and outstanding preferred shares of 163,150 and 0, respectively.

The Company conducted an offering of its Series Seed Preferred Stock during the year ended January 31, 2019, issuing 163,150 shares of Series Seed Preferred Stock at $2.50 per share, providing gross proceeds of $407,875. Direct costs associated with the offering, including brokerage and legal fees, totaled $58,554, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

NOTE 7 – STOCK OPTIONS

During 2017, the Company executed the 2016 Stock Option Plan, which authorized the issuance of up to 2,000,000 shares of the Company's common stock, of which 400,000 were reserved for the issuance of stock options. During 2019 and 2018, the Company issued 470,000 and 26,690 stock options, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.23 per share. The options vest ratably over four years from the date of grant.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding January 31, 2017	40,000	$ 0.23	4
Granted	26,690	0.23	4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding January 31, 2018	66,690	0.23	3
Granted	460,000	0.23	4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding January 31, 2019	526,690	$ 0.23	3

The options issued were valued using the Black Scholes Merton pricing model, and resulted in share based compensation expense of $14,239 and $2,108 as of January 31, 2019 and 2018, respectively, and was recorded under the heading 'Operating' in the statements of operations. At January 31, 2019, there are 512,451 of unvested stock options with $244,446 of unrecognized stock-based compensation expense.

NOTE 8 – CONCENTRATIONS

As of January 31, 2019 and 2018, substantially all revenue recognized was from two customers.